FEE REDUCTION AGREEMENT

	AGREEMENT made as of this 15th day of September
2016, between Greater India Portfolio (the "Trust") and Boston
Management and Research (the "Adviser").

	WHEREAS, the Trust has entered into an Investment
Advisory Agreement (the "Advisory Agreement") with the
Adviser, which provides that the Adviser shall be entitled to receive compensation at a certain rate; and

       WHEREAS, the Adviser has offered to reduce such advisory fee rate, and the Trust has accepted such fee reduction, such fee reduction being effective as of September
15, 2016; and

       WHEREAS, the Adviser and the Trust wish to memorialize said fee reduction in writing;

	NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby jointly and severally agree as follows:

1.	For so long as the Advisory Agreement shall remain in
effect, notwithstanding any provisions of the Advisory
Agreement to the contrary, the Adviser will reduce its advisory fee for the Trust in accordance with the fee reduction schedule set forth on Exhibit A hereto.

2.	This Agreement may only be terminated or amended
upon the mutual written consent of the Trust and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust
(the "Independent Trustees") and by the vote of a majority of the outstanding voting securities of the Trust; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Trust.

3.	For purposes of this Agreement the term "vote of a
majority of the outstanding voting securities of the Trust" shall mean the vote, at a meeting of shareholders, of the lesser of (i) 67 per centum or more of the shares of the Trust present or represented by proxy at the meeting if the holders of more than 50 per centum of the outstanding shares of the Trust are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding shares of the Trust.

4.	This instrument is executed under seal and shall be
governed by Massachusetts law.




IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

					GREATER INDIA
PORTFOLIO


					By:	/s/
Maureen A. Gemma
						Maureen
A. Gemma
						Vice
President

BOSTON
MANAG
EMENT
AND
RESEA
RCH


					By:  	/s/
Deidre E. Walsh
					Deidre
E. Walsh
					Vice
President




Exhibit A

ADVISORY FEE REDUCTION SCHEDULE
Greater India Portfolio
(Effective as of September 15, 2016)


The Adviser's asset-based advisory fee is reduced and computed as follows:

Average Daily Net Assets for the Month	Annual Fee Rate
					(for each level)
up to $500 million			0.850%
$500 million but less than $1 billion	0.800%
$1 billion but less than $2.5 billion	0.775%
$2.5 billion but less than $5 billion	0.750%
$5 billion and over			0.730%